Free Writing Prospectus

Filing Pursuant to Rule 433

Filed on October 6, 2020

Registration Statement No. 333-220233-12

*PX DETAILS* $1.51+bln GM Financial Consumer Automobile Receivables Trust 2020-4

Joint Leads: J.P. Morgan (Struc), Lloyds Bank, Scotiabank, SMBC

Co-Managers: BMO, DB, MUFG, SIS, TD

Selling Group: Loop Capital Markets

CL	AMT ($MM)	WAL	S&P/F	E.FIN	L.FIN	SPREAD	YLD%	CPN%	$PX

A-1	278.00	0.23	A-1+/F1+	04/21	10/21	IntL-3	0.18535	0.18535	100.00000
A-2	548.00	1.07	AAA/AAA	06/22	11/23	EDSF+5	0.267	0.26	99.99270
A-3	516.80	2.47	AAA/AAA	03/24	08/25	IntS+14	0.389	0.38	99.97863
A-4	120.11	3.65	AAA/AAA	07/24	02/26	IntS+21	0.508	0.50	99.97301
B	24.86	3.76	AA/AA	07/24	03/26	IntS+43	0.734	0.73	99.98933
C	23.30	3.76	A/A	07/24	05/26	IntS+75	1.054	1.05	99.99377
D	19.42	Retained

Expected Settle : 10/14/20	Registration : SEC Registered
First Pay Date : 11/16/20	ERISA : Yes
Expected Ratings : S&P, Fitch	Pxing Speed : 1.30% ABS to 10% Call
Ticker : GMCAR 2020-4	Min Denoms : $1k x $1k
Expected Pricing : Priced	Bill & Deliver : J.P. Morgan
ABS-15G Filing : Mon, 09/28

CUSIPs A-1 : 36260KAA2	Available Information
A-2 : 36260KAB0	* Preliminary Prospectus: Attached
A-3 : 36260KAC8	* Ratings FWP : Attached
A-4 : 36260KAD6	* Intex CDI : Separate Message
B : 36260KAE4
C : 36260KAF1
D : 36260KAG9

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.